Exhibit 99.1

cancer taking it on

2006 Second Quarter Report

YM BIOSCIENCES INC.

YM Second Quarter 2006 Progress Report
Dear Shareholder,

Important times are ahead, with all three of our late-stage products advancing in the clinic and expecting to yield results this calendar year. For our lead drug tesmilifene, the first of three planned interim analyses of data from our pivotal Phase III metastatic and recurrent breast cancer trial is expected to occur in and around mid calendar 2006. If survival results in the ongoing trial are similar to those in the first phase III trial, where an analysis of overall survival in a two-thirds majority subgroup of patients demonstrated that tesmilifene extended median survival by 143% then, through a Special Protocol Assessment agreed to with the FDA, the data could be sufficient to seek regulatory approval.

In parallel with this trial we entered into a collaborative agreement with Sanofi-Aventis to investigate the effect of combining tesmilifene and the blockbuster cancer drug Taxotere® (docetaxel). The initial study, also in women with rapidly progressing metastatic breast cancer, will be conducted in the USA and Europe. We are hopeful this combination will continue to reinforce the safety and efficacy of tesmilifene with the majority of chemotherapies substantiating its potential to enhance survival in a similar fashion to the tesmilifene/anthracycline combination which yielded the unprecedented benefit described above. We anticipate enrolment for this trial could be completed in Q2, 2006, that pharmacokinetic data could be available by year-end and that the ultimate impact on survival would be apparent by year-end 2007. We intend to propose additional collaborative trials to other major pharmaceutical companies in the expectation that the value of tesmilifene’s increasingly understood effect of reversing drug resistance will make its value evident.

Tesmilifene is also the subject of two recent journal publications. Positive efficacy results for tesmilifene were reported in the November 2005 issue of the Journal of Urology, which describes a Phase II trial of tesmilifene plus mixantrone/prednisone for the treatment of hormone refractory prostate cancer. This indication is now expected to be advanced with the first randomized trial in this indication and is expected to compare a standard of care mitoxantrone/prednisone used in Taxotere failures to the same regimen plus tesmilifene. The primary endpoints will be those in which the combination appeared to provide significant benefit in the single arm Phase II - namely the important reduction in pain suffered by patients at this stage and a reduction in PSA.

A publication on tesmilifene’s mode of action authored by Dr. Mark Vincent has been published online in Medical Hypotheses, Vol. 66 No. 4. The concluding sentence of Dr. Vincent’s paper is most powerful: “Tesmilifene, and its mechanism of action, could be amongst the most important recent discoveries in oncologic therapeutics”. An Analyst Day is being planned during which Dr. Vincent’s hypothesis will be discussed and the supporting data from the academic institutes that have been performing studies on the mode of action will be presented. The article is available for viewing now online through Elsevier’s online journal site www.sciencedirect.com. There is a link to the article on YM’s website at www.ymbiosciences.com.

Development activities for Nimotuzumab, our humanized, EGF receptor-targeting monoclonal antibody, continued on multiple fronts. Nimotuzumab has not only demonstrated efficacy, but unlike other products targeting the EGFR pathway Nimotuzumab does not produce serious side effects such as rash, diarrhea, or conjunctivitis.

•
A poster on clinical data on the effect of the drug in children with recurrent and otherwise untreatable glioma was awarded the first prize at the 2005 annual symposium of the International Society of Pediatric Oncology.

•
YM and its partner in Europe, Oncoscience AG, are in the process of applying for US and European INDs for pivotal trials in children with inoperable pontine (brain stem) glioma. If approved recruitment could be completed in approximately 12 months.

•
YM recently received clearance to initiate a multi-center Phase I/II trial comparing the effects of the combination of nimotuzumab with radiation against radiation alone in patients with non-small-cell lung cancer unfit for chemotherapy.

•	The drug is also undergoing a Phase II monotherapy trial in Europe in patients with advanced metastatic pancreatic cancer.

During the quarter, we partnered with Innogene Kalbiotech Ltd (IGK) of Singapore to expand the development program for nimotuzumab into Southeast Asia and Africa. This licensing deal yielded an up-front payment of US$1 million and includes milestone payments and a royalty on sales, with IGK responsible for development costs in its territories. IGK will initially target head & neck cancer for which it proposes to file INDs in its territories for a study combining nimotuzumab and radiation.

Our subsidiary, DELEX Therapeutics Inc., also recently achieved a significant clinical milestone for our third late stage product, AeroLEF™. AeroLEF™ a proprietary formulation of free and liposome-encapsulated nebulized fentanyl which permits delivery through the lung, provides personalized, patient-controlled analgesia to address the unpredictable variability in analgesic needs that are a hallmark of acute pain episodes, including breakthrough cancer pain. Subsequent to the end of the quarter, DELEX enrolled the first patient for its randomized, double-blinded and placebo-controlled, 120-patient Phase IIb trial for the treatment of moderate to severe acute pain with AeroLEF™. We anticipate completing recruitment and reporting results for this study in the first half of 2006.

Following the end of the quarter YM filed and received clearance for a “shelf” prospectus in Canada and the USA. A “shelf” facilitates financing by a company, reduces the time period during which a company must otherwise wait for a prospectus to be cleared, permits the sale to investors of shares without a “hold period” (thus significantly reducing the cost of capital) and permits the use of freely traded shares in the case of another acquisition by YM, again significantly reducing the prospective cost of capital. The “shelf” registration covers any financing during the forthcoming 25 months. In the USA in 2005 there were approximately 41 “shelf” prospectuses filed in our sector that were utilized for financing. The median market capitalization of these is reported to have been

$141 million, the median amount for which the “shelf” was registered was $70 million but the median amount of securities actually sold under the “shelf” registration was reported to be $20 million.

YM has numerous products undergoing late-stage clinical trials and the first interim analysis for our pivotal tesmilifene trial could occur around the middle of this calendar year. Should we receive positive data, YM will be a fundamentally different company. On behalf of the Board of Directors and staff at YM Biosciences, I would like to thank all of our shareholders for their ongoing support as we near the start of a new chapter in your Company’s development.

Sincerely,

David G.P. Allan
Chairman and CEO

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the six months ended December 31, 2005

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read in conjunction with the accompanying unaudited consolidated financial statements for the six months ended December 31, 2005 and condensed notes thereto. This MD&A should also be read in conjunction with the MD&A and audited consolidated financial statements for the fiscal years ended June 30, 2005 and June 30, 2004 and notes thereto included in our 2005 Annual Report.

The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada (Canadian GAAP). All amounts presented are in Canadian dollars unless otherwise stated. These accounting principles differ in certain respects from United States GAAP. The differences, as they affect our consolidated financial statements, are set out in Note 12 to the audited consolidated financial statements for the fiscal year ended June 30, 2005.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates by reference forward-looking statements. All statements other than statements of historical fact included or incorporated by reference and that address activities, events or developments that we expect or anticipate may or will occur in the future are forward-looking statements. While any forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results may vary, sometimes materially, from any estimates, predictions, projections, assumptions or other suggestions of future performance herein. Undue reliance should not be placed on these forward-looking statements, which are based upon our assumptions and are subject to known and unknown risks and uncertainties and other factors, including those discussed under "Risk and Uncertainties" in this MD&A, some of which are beyond our control, which may cause actual results, levels of activity and achievements to differ materially from those estimated or projected and expressed in or implied by such statements. We undertake no obligation to update publicly or revise any forward-looking statements contained herein, and such statements are expressly qualified by this cautionary statement. See "Risk and Uncertainties".

NATURE OF OPERATIONS

The Company is a licensing and development company engaged in the commercialization of drug products and technologies from original research. The Company evaluates drug projects, technologies and products and the prospective markets for them and obtains, as appropriate, a license for the further development and marketing of the products.

The Company expends money on the evaluation, licensing and further development of certain drug products and on providing licensing, marketing, clinical development and regulatory affairs skills, patent advice and funding to facilitate the introduction of the licensed products into the principal pharmaceutical markets. This involves taking the products researched and developed by others and progressing them through the clinical and regulatory processes in Canada and elsewhere in order to achieve regulatory approval for their sale in the markets to which the Company has rights.

The Company will incur expenditures either directly or pursuant to agreements with certain partners, on behalf of joint ventures. These will include: costs associated with the conduct of clinical trials; the collection and collation of data; the organizing of data and market information for each product; the development and production of non-confidential and confidential dossiers on each licensed product and the marketing of the information contained in the dossiers to prospective commercialization partners; and the negotiation and completion of out-licensing arrangements for the licensed products. The Company does not currently intend to establish its own manufacturing or marketing infrastructure for the licensed products or any additional products for which licensing rights are obtained, although the Company may participate in ownership of manufacturing facilities if appropriate opportunities are available.

SELECTED QUARTERLY FINANCIAL INFORMATION

	Three months ended Dec.31, 2005	Three months ended Dec.31, 2004	Six months ended Dec.31, 2005	Six months ended Dec.31, 2004
Out -licensing revenue	$379,242	$300,488	$467,750	$661,866
Interest income	169,988	221,036	324,487	328,132

Expenses:
General and administrative	1,253,873	1,259,259	2,681,772	2,517,291
Licensing and product development	4,810,644	2,119,762	9,586,653	3,443,466

Loss for the period	5,536,292	2,830,164	11,460,138	5,098,863
Deficit, beginning of period,	66,675,740	46,587,966	60,751,894	44,319,267

Deficit, end of period	$72,212,032	$49,991,462	$72,212,032	$49,991,462

Basic and diluted loss per common share	$0.14	$0.08	$0.29	$0.16

Total Assets	$29,037,272	$34,063,237	$29,037,272	$34,063,237

RESULTS OF OPERATIONS

Revenue is from out-licensing and comes from the July 2004 agreement signed with Tarcanta Inc. (a subsidiary of Cancervax Corporation) with respect to products relating to HER-1 and TGFa; from a January 2005 agreement with Shin Poong Pharmaceutical Co., Ltd. to which the Company licensed the commercial rights for tesmilifene for the South Korean market; and from an August 2005 agreement with Kuhnil Pharmaceutical Co., Ltd. to which the Company licensed the commercial rights for nimotuzumab for the South Korean market. Interest income in fiscal 2006 is comparable to the previous year and is a function of the average cash reserves and the prevailing interest rates.

Licensing and product development expenses for the three months and six months ended December 31, 2005 increased approximately $2,700,000 and $6,145,000 respectively this year over the same period last year primarily due to rapid progression of the tesmilifene Phase III clinical trial and the inclusion of costs associated with the development of the AeroLEF™ technology for treatment of pain which was acquired in May 2005. Costs related to the Phase III clinical trial in patients with metastatic and recurrent breast cancer for the three months and six months ended December 31, 2005 increased approximately $680,000, and $2,601,000, over the same periods last year and totaled approximately $2,232,000, and $4,790,000, respectively . In addition, costs associated with manufacturing and preclinical work for the six months ended December 31, 2005 increased approximately $600,000 this year versus last. The costs related to the development of AeroLEF™ technology for the three months and six months ended December 31, 2005 totaled approximately $790,000 and $1,373,000 respectively, mainly for toxicology studies and other work leading to a Phase II clinical trial. The amortization of the acquisition cost of the DELEX technology for the quarter was $267,843.

General and administrative expenses for the three months ended December 31, 2005 are in line with the same period last year and increased approximately $165,000 for the six months ended December 31, 2005 compared to the same period in 2004. The increase in stock-based compensation expense ($550,741 versus $346,155 last year) offset the decrease in expenses for investor related expenses and consultants.

In August 2005, 396,825 common shares valued at $1,464,284 were released from escrow related to the acquisition of DELEX, on the completion of the first milestone event. Accordingly, the value was allocated to acquired technology and credited to common shares.

SUMMARY OF QUARTERLY RESULTS

	AS PREVIOUSLY REPORTED			RESTATED
	Revenue	Net Loss(1)	Basic and diluted loss per Common Share(1)	Net Loss(1)	Basic and diluted loss per Common Share(1)
December 31, 2005	$549,230	$5,536,292	$0.14
September 30, 2005	$243,007	$5,923,846	$0.15
June 30, 2005	$258,787	$6,482,670	$0.18
March 31, 2005	$203,108	$4,277,762	$0.12
December 31, 2004	$521,524	$2,830,164	$0.08
September 30, 2004	$468,474	$2,268,699	$0.08
June 30, 2004	$121,983	$3,047,917	$0.10	$3,316,194	$0.12
March 31, 2004	$120,441	$2,107,232	$0.09	$2,264,464	$0.10

(1) Canadian GAAP requires the Company to expense the fair value of stock options awarded to employees beginning in July 2004 and to apply this policy retroactively. Accordingly, the net loss and loss per share above have been restated. See “Critical Accounting Policies and Estimates - Stock-based compensation.”

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has financed the evaluation, licensing and further development of its licensed products as well as the evaluation of prospective products principally through equity issuances. Since the Company does not have net earnings from its operations, the Company's long-term liquidity depends on its ability to out-license its products or to access the capital markets, and both of these will depend substantially on results of the product development programs.

The financial statements have been prepared on a going-concern basis which assumes that the Company will continue in operation for the foreseeable future and accordingly will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company’s ability to continue as a going concern has always been dependent on obtaining additional investment capital and the achievement of profitability operations. There can be no assurance that the Company will be successful in increasing revenue or raising additional investment capital to generate sufficient cash flows to continue as a going concern. The financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities and revenue and expenses and the balance sheet classification used if the Company were unable to continue operation in accordance with this assumption.

The Company's cash requirements will be affected by the progress of its clinical trials, the development of its regulatory submissions (alone or together with partners), the achievement of commercialization agreements, the costs associated with obtaining and protecting the patents for the licensed products, and the availability of funding for part of the process from investors and prospective commercialization partners.

On September 30, 2004, the Company completed a bought deal public offering of 6,601,588 units at a price of $3.15 per unit for total gross proceeds of $20,795,002 (net $18,972,307). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole purchase warrant entitles the holder thereof to purchase one additional common share of the Company at a price of $3.75 at any time up to 36 months following the closing. As part of the compensation for their services, the Company issued warrants to the underwriters entitling the holders to purchase 462,211 units at the offering price for a period of 36 months after the date of issue.

On September 29, 2004 the Company's registration statement on Form 20-F was declared effective by the Securities and Exchange Commission thereby registering the Company's common shares in the United

States. The Company's common shares began trading on the American Stock Exchange on October 1, 2004. On November 2, 2004 the Company filed a continuous registration statement on Form F-1 (and kept it current) to register the sale, from time to time, by certain U.S. shareholders of certain securities issued to U.S. purchasers in connection with the December 2003 and September 2004 financings. On October 24, 2005 the Company filed an F-3 to update and replace the F-1.

As a consequence of the May 2005 share acquisition of DELEX, the Company acquired $10.4 million in net assets that included cash, net of DELEX debentures paid at closing, of $3.8 million and additional working capital of $0.6 million.

On August 26, 2005 the Company received regulatory approval for the Phase II clinical trial of AeroLEF™. Achieving this milestone triggered the release of 396,825 escrowed shares valued at $1,464,284. As a result of this additional consideration paid and a revised estimate of acquisition cost (increase of $98,000), the allocation to the assets acquired as at May 2, 2005 has been adjusted to allocate the additional $1,562,284 to “Acquired Technologies”. The total consideration paid as at December 31, 2005 has been increased from $10,305,988 to $11,868,272, net of acquisition costs of $541,291.

As at December 31, 2005 the Company had cash and short-term deposits totaling $20,300,992 and payables and accrued liabilities totaling $3,335,168 compared to $30,568,845 and $3,825,615 respectively at June 30, 2005.

COMMITMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

The Company has certain arrangements with its subsidiaries as described in notes 1, 7 and 13 of the consolidated financial statements for the fiscal years ended June 30, 2005 and June 30, 2004. The Company has expensed 100% of the cost of operations and cash flows of these entities.

In addition, the Company is party to certain licensing agreements that require the Company to pay a minority proportion of any fees that the Company may receive from sublicensees. As of December 31, 2005 the amounts of such fees are not known.

In March 2004 the Company began a Phase III clinical trial with tesmilifene in metastatic and recurrent breast cancer. On March 10, 2004, the Company entered into a clinical research services agreement with a contract research organization ("CRO") to conduct the trial and they contracted with others to perform services and to recruit and treat patients. The contract is payable over the term of the trial and payments due are dependent on the number of patients recruited, number of countries involved, the length of time over which the clinical trial is conducted and the time for completion. The Company is liable for certain payments of clinical services costs, data management costs and pass through costs. The trial is ongoing and is now fully enrolled.

In the fall of 2004 the Company began a pharmacokinetic clinical trial evaluating tesmilifene with doxorubicin involving 30 patients at two sites. In December 2004, the Company entered into a contract with a CRO in the amount of £194,527 ($400,000). Either party may cancel the contract with 30 days’ notice; in which case, the Company would pay for the cost to date plus a penalty equal to 10% of the remainder of the contract price. Recruitment has begun and the trial is ongoing.

The Company has also planned a similar pharmacokinetic clinical trial evaluating tesmilifene with taxotere. In June 2005, the Company entered into a contract with a CRO in the amount of £344,000 ($707,000). Either party may cancel the contract with 30 days’ notice; in which case, the Company would pay for the cost to date plus a penalty equal to 10% of the remainder of the contract price. Recruitment is expected to start next quarter.

In September 2005 the Company inlicensed certain technologies and committed to financial consideration of up to $700,000 depending upon the outcome of certain clinical results. This commitment consists of a combination of an initial fee and contingent milestone payments. The Company has also committed to royalty payments based on net sales revenue related to this license. At September 30, 2005, the initial fee of $100,000 of the commitment was settled through the issuance of 26,316 common shares of the Company valued at $3.80 per share and was recognized as a product development expense.

In October 2005, the Company entered into a clinical trial management services contract relating to a clinical trial involving 120 patients at an expected cost of approximately $622,000. Either party may cancel the contract with 30 days notice, in which case the Company would pay for cost to date plus a penalty equal to 5% of the remainder of the contract price.

In addition, the Company has entered into contracts for pre-clinical and other studies totaling approximately $3,134,271 of which approximately $860,565 had been paid or accrued to December 31, 2005.

The Company plans to continue the clinical development of tesmilifene, nimotuzumab and AeroLEF™. There are also ongoing activities directed at licensing commercial rights for these products.

TREND INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the pre-clinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

Other than as discussed above, the Company is not aware of any material trends related to the Company's business of product development, patents and licensing.

RISKS AND UNCERTAINTIES

Prospective purchasers should give careful consideration to the risk factors contained under “Risk Factors” in the Prospectus dated February 12, 2004. These risk factors include: (i) the Company being in an early stage of development; (ii) the Company’s lack of revenue and history of losses; (iii) risks of pre-clinical and clinical testing; (iv) the inability of the Company to obtain, protect and use patents and other proprietary rights; (v) the Company’s dependence on collaborative partners; (vi) the uncertain ability of the Company to keep abreast of rapid technological change; (vii) the inability of the Company to succeed against competition; (viii) the Company’s lack of manufacturing experience; (ix) the Company’s reliance on key personnel; (x) product liability and the Company’s ability to maintain insurance; (xi) the Company’s possible inability to maintain licenses; (xii) the Company’s reliance on licensors; (xiii) governmental regulation including risks associated with obtaining regulatory approval for drug products; (xiv) risks associated with doing business in certain countries; (xv) the need for future capital and the uncertainty of additional funding; (xvi) possible volatility of the share price; and (xvii) international taxation.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 1 to the Consolidated Financial Statements. Significant policies and estimates affect: revenue recognition; intangible assets; research and development costs; the consolidation of variable interest entities; stock-based compensation; and the income tax valuation allowance.

Revenue recognition
Revenue from licensing agreements is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the amount is determinable and collectibility is reasonably assured. Contingent revenue attributable to the achievement of milestones is recognized only on the achievement of the milestone. Non-refundable up-front fees for access to the Company’s proprietary technology are deferred and recognized on a systematic basis over the estimated term of the related collaboration.

Intangible assets
The Company’s identifiable intangible assets consist of patents and in-process research and development technologies acquired on the acquisition of DELEX in May 2005. The intangible assets are amortized on a straight-line basis over the estimated useful life of the technology of seven years. The carrying value of the intangible assets is reviewed annually to determine if there has been an impairment in their value.

Research and development costs
The Company does not engage in scientific research but does incur significant product development costs. Only development costs that meet strict criteria related to technical, marketing and financial feasibility would be capitalized under Canadian GAAP. To date, no costs have met such criteria and, accordingly, all development costs have been expensed as they have been incurred.

Variable interest entities
The Company has majority interests in joint ventures that are funded entirely by the Company. These joint ventures are classified as variable interest entities since the Company maintains a controlling financial interest. The Company has recorded 100% of the results of operations and cash flows of these entities since their inception.

Stock-based compensation
In fiscal 2005, the Company adopted the fair value-based method of accounting for stock-based compensation and retroactively applied this method to all employee stock options granted on or after July 1, 2002, and restated prior periods. The Company expenses all stock based payments using the fair value method and uses the Black-Scholes Option Pricing Model in estimating the fair value. Under the fair value method and the option pricing model used to determine fair value, estimates are made as to the volatility of the Company’s shares and the expected life of the options. Such estimates affect the fair value determined by the option pricing model.

Income tax valuation allowance
The Company and its joint ventures have a net tax benefit resulting from non-capital losses carried forward, and pools of scientific research and experimental development expenditures and investment tax credit. In view of the history of net losses incurred, management is of the opinion that it is not more likely than not that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these future tax assets. Accordingly, no future tax assets are recorded on the balance sheets.

OTHER MD&A REQUIREMENTS

Outstanding Share Data as at December 31, 2005:		Number
Common shares	$89,587,454	39,192,895
Warrants	$5,222,203	10,441,451

Note:  If all warrants were to be exercised, 10,441,451 shares would be issued for an aggregate consideration of $30,445,167.

          In addition to the 39,192,895 shares outstanding, 2,380,953 shares are held in escrow to be released contingent upon the completion of certain milestones. They are valued and accounted for when they are released from escrow.

Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com .

Dated: February 7, 2006

Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Three months and six months ended
December 31, 2005 and 2004
                           (Unaudited)

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Balance Sheets
(Expressed in Canadian dollars)

	December 31,	June 30,
	2005	2005
	(Unaudited)
Assets

Current assets:
Cash and cash equivalents (note 4)	$20,300,992	$686,373
Short-term deposits	-	29,882,472
Marketable securities	4,834	4,834
Accounts receivable and prepaid expenses	1,805,143	1,751,373
	22,110,969	32,325,052

Capital assets	212,249	226,698

Acquired technologies	6,714,054	5,648,141
	$29,037,272	$38,199,891

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$2,504,782	$2,995,457
Accrued liabilities	830,386	830,158
	3,335,168	3,825,615

Deferred revenue	798,932	534,157

Shareholders' equity:
Share capital	89,587,454	87,487,802
Share purchase warrants	5,222,203	5,313,283
Contributed surplus	2,305,547	1,790,928
Deficit accumulated during the development stage	(72,212,032)	(60,751,894)
	24,903,172	33,840,119
Going concern (note 1)
Commitments (note 6)
Subsequent events (note 7)
	$29,037,272	$38,199,891

See accompanying notes to interim consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Operations
(Expressed in Canadian dollars)

					Period from
					inception on
					August 17,
	Three months ended		Six months ended		1994 to
	December 31,		December 31,		December 31,
	2005	2004	2005	2004	2005
	(Unaudited)		(Unaudited)		(Unaudited)
Out-licensing revenue (note 5)	$379,242	$300,488	$467,750	$661,866	$1,215,770
Interest income	169,988	221,036	324,487	328,132	3,816,778
	549,230	521,524	792,237	989,998	5,032,548

Expenses:
General and administrative	1,253,873	1,259,259	2,681,772	2,517,291	23,829,501
Licensing and product development	4,810,644	2,119,762	9,586,653	3,443,466	51,444,990
	6,064,517	3,379,021	12,268,425	5,960,757	75,274,491

Loss before the undernoted	(5,515,287)	(2,857,497)	(11,476,188)	(4,970,759)	(70,241,943)

Gain on sale of marketable securities	-	-	-	-	638,332

Unrealized loss on marketable securities	-	-	-	-	(1,827,038)

Unrealized gain (loss) on foreign exchange	(21,005)	27,333	16,050	(128,104)	16,050

Loss before income taxes	(5,536,292)	(2,830,164)	(11,460,138)	(5,098,863)	(71,414,599)

Income taxes	-	-	-	-	7,300
Loss for the period	$(5,536,292)	$(2,830,164)	$(11,460,138)	$(5,098,863)	$(71,421,899)
Basic and diluted loss per common share	$(0.14)	$(0.08)	$(0.29)	$(0.16)
Weighted average number of common shares outstanding, excluding 2,380,953 common shares held in escrow for contingent additional payment related to the Delex acquisition (note 3)	39,139,493	35,125,107	38,964,104	31,906,888

See accompanying notes to interim consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Deficit Accumulated During the Development Stage
(Expressed in Canadian dollars)

					Period from
					inception on
					August 17,
	Three months ended		Six months ended		1994 to
	December 31,		December 31,		December 31,
	2005	2004	2005	2004	2005
	(Unaudited)		(Unaudited)		(Unaudited)
Deficit, beginning of period	$(66,675,740)	$(46,587,966)	$(60,751,894)	$(44,319,267)	$-

Cost of purchasing shares for cancellation in excess of book value	-	(573,332)	-	(573,332)	(790,133)

Loss for the period	(5,536,292)	(2,830,164)	(11,460,138)	(5,098,863)	(71,421,899)
Deficit, end of period	$(72,212,032)	$(49,991,462)	$(72,212,032)	$(49,991,462)	$(72,212,032)

See accompanying notes to interim consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

					Period from
					inception on
					August 17,
	Three months ended		Six months ended		1994 to
	December 31,		December 31,		December 31,
	2005	2004	2005	2004	2005
	(Unaudited)		(Unaudited)		(Unaudited)
Cash provided by (used in):

Operating activities:
Loss for the period	$(5,536,292)	$(2,830,164)	$(11,460,138)	$(5,098,863)	$(71,421,899)
Items not involving cash:
Amortization of capital assets	12,605	936	25,169	1,720	295,833
Amortization of acquired technology	267,843	-	496,371	-	634,131
Gain on sale of marketable securities	-	-	-	-	(638,332)
Unrealized loss on marketable securities	-	-	-	-	1,827,039
Stock-based employee compensation (note 2)	263,822	176,983	550,741	346,155	2,398,891
Stock-based consideration	-	-	100,000	-	292,750
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	195,279	163,382	(53,770)	218,085	(885,524)
Accounts payable, accrued liabilities and deferred revenue	(58,640)	(336,754)	(323,672)	(350,312)	3,236,255
	(4,855,383)	(2,825,617)	(10,665,299)	(4,883,215)	(64,260,856)
Financing activities:
Issuance of common shares on exercise of warrants	185,916	-	185,916	-	840,666
Repayment of debenture	-	-	-	-	(1,469,425)
Net proceeds from issuance of shares and warrants	-	-	-	18,972,307	80,654,111
Issuance of common shares on exercise of options	59,750	43,650	222,250	91,067	1,875,943
Redemption of preferred shares	-	-	-	-	(2,630,372)
Purchase of shares for cancellation	-	(779,909)	-	(779,909)	(1,029,679)
	245,666	(736,259)	408,166	18,283,465	78,241,244
Investing activities:
Maturity of short-term deposits, net	-	-	29,882,472	14,893,951	-
Proceeds on sale of marketable securities	-	-	-	-	1,402,239
Additions to capital assets	(4,089)	(2,704)	(10,720)	(2,704)	(308,082)
	(4,089)	(2,704)	29,871,752	14,891,247	1,094,157

Increase (decrease) in cash and cash equivalents	(4,613,806)	(3,564,580)	19,614,619	28,291,497	15,074,545

Cash assumed on purchase of Delex	-	-	-	-	5,226,447

Cash and cash equivalents, beginning of period	24,914,798	37,349,984	686,373	5,493,907	-

Cash and cash equivalents, end of period	$20,300,992	$33,785,404	$20,300,992	$33,785,404	$20,300,992

Supplemental cash flow information:
Non-cash items:

Issuance of shares on Delex acquisition (note 3)	$-	$-	$1,464,284	$-	$11,326,981

Issuance of 26,316 common shares in exchange for licensed patents (note 6)	-	-	100,000	-	100,000

See accompanying notes to interim consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months and six months ended December 31, 2005 and 2004
(Unaudited)

1.      Basis of presentation:

These unaudited interim consolidated financial statements of YM BioSciences Inc. (the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and follow the same accounting policies and methods of application as the audited annual financial statements for the year ended June 30, 2005. These interim consolidated financial statements do not contain all disclosures required by Canadian GAAP and U.S. generally accepted accounting policies ("U.S. GAAP") and should be read in conjunction with the audited annual consolidated financial statements, which contain a reconciliation to U.S. GAAP (note 12).

Going concern:

These unaudited interim consolidated financial statements have been prepared on a going-concern basis, which assumes that the Company will continue in operation for the foreseeable future and accordingly will be able to realize its assets and discharge its liabilities in the normal course of operations. Since inception, the Company has concentrated on licensing and product development. It has had no net earnings, minimal revenue and negative operating cash flows, and has financed its activities through the issuance of shares and warrants. The Company's ability to continue as a going concern is dependent on obtaining additional investment capital and the achievement of profitable operations. There can be no assurance that the Company will be successful in increasing revenue or raising additional investment capital to generate sufficient cash flows to continue as a going concern. These unaudited interim consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities and revenue and expenses and the balance sheet classification used if the Company were unable to continue operation in accordance with this assumption.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and six months ended December 31, 2005 and 2004
(Unaudited)

2.     Stock-based compensation:

Prior to July 1, 2004 the Company applied the fair value-based method of accounting prescribed by The Canadian Institute of Chartered Accountants' Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments ("Section 3870"), only to stock-based compensation provided to non-employees and applied the settlement method of accounting to stock options granted to employees and directors. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital; accordingly no compensation expense has been recognized.

Section 3870 was amended to require entities to account for employee stock options using the fair value-based method. Under the fair value-based method, compensation cost is measured at the fair value of the award at the date of grant using the Black-Scholes option pricing model. Compensation cost is expensed over the award's vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Company retroactively applied the fair value-based method to all employee stock options granted on or after July 1, 2002 and restated prior periods. Compensation cost recognized as an expense for the quarter for stock-based employee compensation awards was $263,822 and year-to-date is $550,741.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes fair value option pricing model with the following assumptions:

	December 31,	June 30,
	2005	2005
Number of options issued	10,000	860,487
Risk-free interest rate	3.77%	3.00% - 4.30%
Volatility factor	120%	120%
Contractual life options	10 years	1/8 - 10 years
Vesting period (months)	24	Immediately to 24
Weighted average fair value of options granted	$2.16	$1.96
Fair value of options	$21,600	$1,685,240

On July 11, 2005 the Company issued 10,000 stock options to its employees. The fair value of these options using the Black-Scholes fair value option pricing model of $21,600 is being expensed over the award's vesting period.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and six months ended December 31, 2005 and 2004
(Unaudited)

3.     Acquisition:

On May 2, 2005 the Company completed the acquisition of the outstanding debt payable to the Delex shareholders and all of the common shares and other securities of Delex, a privately held Canadian company. The acquisition was accounted for using the purchase method of accounting.

The consideration allocated to assets acquired and liabilities assumed excludes contingent consideration that could be paid based on the achievement of certain milestones. On May 12, 2005 the Company issued 6,190,476 common shares to Delex shareholders, in consideration for the outstanding debt payable to Delex shareholders and all of the common shares and other securities of Delex. A total of 4,603,174 of such common shares are held in escrow for the benefit of the Delex shareholders. Of these escrowed shares, 1,825,396 (with a market value of approximately $5,275,000, measured at the date of acquisition) will be released based on the passage of time in tranches of 456,349 common shares at six, twelve, eighteen and twenty-four months following closing. The remaining 2,777,778 escrowed shares are to be released from escrow upon achievement of specific milestones with respect to Delex technology and will be recorded as additional consideration at the fair value of the Company's common shares at the time of the achievement of the respective milestones: 396,825 common shares upon regulatory approval for a Phase II clinical trial; 634,921 common shares upon entering a collaboration or other licensing arrangement; 1,111,112 common shares upon initiation of the first Phase III clinical trial; and 634,920 common shares upon initiation of the second Phase III clinical trial. Upon receipt of United States regulatory approval to market a product using Delex's technology, the Company will make an additional payment of $4,750,000 in cash or common shares, or a combination of both, at its option, to the former Delex shareholders.

On August 26, 2005 the Company received regulatory approval for a Phase II clinical trial, releasing 396,825 escrowed shares at a fair value of $1,464,284. The fair value of these shares issued is based on the average closing price of the Company's shares two days before, the day of, and two days after August 26, 2005 the date of the regulatory approval.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and six months ended December 31, 2005 and 2004
(Unaudited)

3.     Acquisition (continued):

As a result of the additional consideration paid and a revised estimate of acquisition costs (increase of $98,000), $1,562,284 has been allocated to acquired technologies. The total consideration paid as at December 31, 2005 has been increased from $10,305,988 to $11,868,272, net of acquisition costs of $541,291.

4.     Cash and cash equivalents:

At December 31, 2005 cash and cash equivalents include an amount carried in foreign currency of U.S. $251,274.

5.     Out-licensing agreement:

On August 30, 2005 the Company entered into a new License, Development, Manufacturing and Supply Agreement concerning one of its products. The Company continues to be involved in the development of this product and is not required to fund any development in the licensed territory. Under the terms of the agreement, the Company received a license fee of $465,000 (U.S. $400,000). The agreement also entitles the Company to receive milestone payments on the occurrence of regulatory approval and royalties on the commercial sale of the developed product.

During the six months ended December 31, 2005 the Company recognized $74,000 of the license fee received.

6.     Commitments:

On October 24, 2005 the Company entered into a clinical trial management services contract relating to a clinical trial involving 120 patients at an expected cost of approximately $622,000. Either party may cancel the contract with 30 days notice, in which case the Company would pay for cost to date plus a penalty equal to 5% of the remainder of the contract price.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months and six months ended December 31, 2005 and 2004
(Unaudited)

6.     Commitments (continued):

In addition to the above and clinical research services contracts disclosed in note 10 of the Company's annual financial statements, the Company has entered into contracts for pre-clinical and other studies which at December 31, 2005 totalled $3,134,271, of which $860,565 has been paid.

The Company has committed under a license agreement effective July 13, 2005 for financial consideration of up to $700,000 depending upon the outcome of certain clinical results. This commitment consists of a combination of an initial fee and contingent milestone payments. The Company has also committed to royalty payments based on net sales revenue related to this license. At December 31, 2005 the initial fee of $100,000 of the commitment was settled through the issuance of 26,316 common shares of the Company valued at $3.80 per share and was recognized as a product development expense.

7.     Subsequent events:

On January 20, 2006 the Company entered into a new License, Development, Manufacturing and Supply Agreement concerning one of its products. The Company continues to be involved in the development of this product and is not required to fund any development in the licensed territory. Under the terms of the agreement, the Company is entitled to receive a license fee of $1,150,000 (U.S. $1,000,000). The agreement also entitles the Company to receive milestone payments on the occurrence of regulatory approval and royalties on the commercial sale of the developed product.

On February 6, 2006 the Company filed a Short Form Base Shelf Prospectus with the Ontario Securities Commission and the Securities and Exchange Commission for up to U.S. $75,000,000 in aggregate of common shares (issued separately or upon exercise of warrants), warrants and units comprising any combination of the foregoing. The specific terms of any securities offered will be described in supplements to this prospectus.